FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of March, 2003
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

           Form 20 - F                          Form 40 - F X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes [_]                              No [X]

This Form 6-K consists of:

A press release issued by Vasogen Inc. on March 13, 2003, entitled: Vasogen Announces 2002 Year-end Results


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VASOGEN INC.


                                        By
                                          --------------------------------------
                                        (Name: Christopher  Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date: March 13, 2003

Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                     Vasogen Announces 2002 Year-end Results

Toronto, Ontario (March 13, 2003) -- Vasogen Inc. (TSX:VAS; AMEX:VSV) today reported the results of operations for the fiscal year ended November 30, 2002. All dollar amounts referenced herein are Canadian dollars unless otherwise noted.

At November 30, 2002, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $42.7 million, compared to $39.5 million in 2001. During 2002, cash resources used by the Company were more than offset by a financing that was completed during the period. The Company incurred a net loss for the year of $19.5 million, or $0.40 per common share, compared with a net loss of $14.4 million, or $0.32 per common share for the previous year. The increased loss resulted mainly from higher costs associated with the expansion of the Company's clinical programs.

In 2002, research and development expenditures rose by 38 per cent to $12.7 million from $9.2 million in 2001. The costs of Vasogen's clinical programs increased by $2.8 million in 2002, compared to 2001. The Company's clinical programs in chronic heart failure (CHF) and peripheral arterial disease (PAD) were the key drivers behind this increase. The costs associated with Vasogen's preclinical research in neuroinflammatory disease increased by $0.4 million in 2002. The significant growth in Vasogen's patent portfolio resulted in expenses increasing by $0.3 million in fiscal 2002, compared to 2001. Further information about the Company's research and development programs appears below.

General and administrative expenditures were $7.8 million in 2002, compared to $7.2 million in 2001, an increase of approximately 8 per cent. This increase is largely due to expenses relating to corporate development, marketing, and business development activities associated with increasing the awareness of immune modulation therapy in the Canadian and U.S. medical communities.

Interest income totaled $1.0 million in 2002, compared with $2.1 million in 2001. Investment income was lower in 2002, compared to the prior year, primarily due to the decline in market yields available on short-term investments.

2002 Highlights

o Results from Vasogen's double-blind, placebo-controlled trial in 73 patients with advanced CHF were presented at the annual scientific sessions of the American Heart Association and the Heart Failure Society of America. The results demonstrated a significant reduction in the risk of both death and hospitalization, and significant improvements in a clinical composite score and key electrocardiogram measures for patients receiving Vasogen's immune modulation therapy, compared to placebo. In addition, the therapy was well tolerated, with no reports of treatment-related serious adverse events or patient withdrawals.

                                     -more-

                                                       ...page 2, March 13, 2003

o Vasogen received FDA clearance to initiate a pivotal phase III trial of its immune modulation therapy in up to 2,000 patients with advanced CHF. The ACCLAIM (Advanced Chronic Heart Failure CLinical Assessment of Immune Modulation Therapy) trial is Vasogen's second phase III clinical program targeting inflammation in cardiovascular disease, and will be conducted at leading cardiac centers throughout the United States and Canada. The primary outcome measure of the ACCLAIM trial is the composite endpoint of all-cause mortality or cardiovascular hospitalization (time to first event). The trial will conclude when a minimum of 701 events has occurred and all patients have been followed for at least six months.

o James Young, MD, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic, a world-renowned heart center, was named chairman of the ACCLAIM study's Steering Committee and Global Principal Investigator. Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, is Principal Investigator for the U.S. arm of the study, and Jean-Lucien Rouleau, MD, Head, Division of Cardiology, University Health Network at the University of Toronto, is Principal Investigator for the Canadian arm of the trial.

o Findings from Vasogen's double-blind, placebo-controlled phase II clinical trial of its immune modulation therapy in patients with advanced peripheral arterial disease were published in the European Journal of Vascular and Endovascular Surgery. The results from this trial formed the basis for Vasogen's ongoing 500-patient, North American pivotal phase III trial in PAD.

o Results from preclinical research demonstrating that Vasogen's immune modulation therapy significantly reduced the progression of atherosclerosis in a model of chronic vascular disease were published in Atherosclerosis. This research showed that Vasogen's immune modulation therapy decreased the progression of atherosclerosis and may stabilize atherosclerotic plaques by reducing inflammation. Chronic inflammation is now widely accepted as an important mechanism in the progression and rupture of atherosclerotic plaques.

o Results from Vasogen's preclinical studies in neuroinflammation, an underlying mechanism in Alzheimer's disease and other degenerative neurological conditions, were published in NeuroImmunoModulation. This research was conducted under the direction of Professor Marina Lynch, PhD, at the Department of Physiology, Trinity College, Dublin, Ireland. Findings demonstrated the ability of Vasogen's immune modulation therapy to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning.

o Vasogen announced preliminary results from an open-label pilot study in patients with chronic lymphocytic leukemia. The study, which was conducted in collaboration with the Toronto Sunnybrook Regional Cancer Centre (TSRCC), evaluated the effects of Vasogen's technology utilizing three treatment regimens. David Spaner, MD, PhD, FRCP(C), Clinical Scientist at TSRCC and Sunnybrook and Women's College Health Sciences Centre, University of Toronto, and the Principal Investigator for the study, reported that in the group receiving the optimal treatment regimen (administered over a two-week period), four out of six patients reached the primary endpoint. Continued clinical development of this indication is expected to be through a physician-sponsored initiative.

o Vasogen announced the appointment of Surya N. Mohapatra, PhD, President and Chief Operating Officer of Quest Diagnostics Incorporated (NYSE: DGX), to its Board of Directors. Dr. Mohapatra combines an exceptionally strong background in U.S. and international operations, with a PhD in medical physics from the University of London and The Royal College of Surgeons of England. Vasogen and Quest Diagnostics have formed a strategic alliance for the commercialization of Vasogen's immune modulation therapy in the United States.

                                     -more-

                                                       ...page 3, March 13, 2003

o The U.S. Patent and Trademark Office issued a Notice of Allowance for a patent application protecting the use of Vasogen's immune modulation therapy in the treatment of chronic heart failure. Vasogen currently has 11 U.S. patents, 35 patents granted in other jurisdictions, and 170 patent applications pending worldwide.

o    On May 28, 2002, Vasogen closed a firm  commitment/bought  deal offering of
     5.2 million common shares at $4.85 per share, for gross proceeds of approximately $25 million.

A conference call will be conducted on March 13, 2003, at 4:10 p.m. Eastern Time. The conference may be accessed by calling 416-695-9753 or 1-877-667-7774 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com.

Vasogen is focused on the research, development, and commercialization of immune modulation therapy for the treatment of cardiovascular and other inflammatory diseases.


This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects,"
"projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                             Financial Tables Below



The following financial data are derived from Vasogen's audited financial statements:

Consolidated Balance Sheets
(In thousands of Canadian dollars)
                                                                                         As at November 30,
---------------------------------------------------------------------------------------------------------------
                                                                                     2002                 2001
---------------------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                                              $       2,024         $      1,187
     Marketable securities                                                         35,605               36,859
     Clinical supplies                                                              2,645                1,832
     Tax credits recoverable                                                        1,379                1,259
     Prepaid expenses                                                                 518                  281
---------------------------------------------------------------------------------------------------------------
                                                                                   42,171               41,418

Marketable securities                                                               5,086                1,482

Capital assets                                                                        707                  622
Less accumulated amortization                                                         394                  272
---------------------------------------------------------------------------------------------------------------
                                                                                      313                  350

Acquired technology                                                                 4,081                4,081
Less accumulated amortization                                                       2,815                2,562
---------------------------------------------------------------------------------------------------------------
                                                                                    1,266                1,519
---------------------------------------------------------------------------------------------------------------
                                                                            $      48,836         $     44,769
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                               $       3,330         $      3,395

Shareholders' equity:
     Share capital                                                                126,673              103,034
     Deficit accumulated during the
       development stage                                                          (81,167)             (61,660)
---------------------------------------------------------------------------------------------------------------
                                                                                   45,506               41,374
---------------------------------------------------------------------------------------------------------------
                                                                            $      48,836         $     44,769
---------------------------------------------------------------------------------------------------------------









Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)
---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                                                                                       1987 to
                                                             Years ended November 30,             November 30,
                                                      2002             2001              2000             2002
---------------------------------------------------------------------------------------------------------------

Expenses:
     Research and development                  $    12,675      $     9,208       $     6,108      $    49,201
     General and administration                      7,809            7,246             5,156           35,699
---------------------------------------------------------------------------------------------------------------

Loss before the undernoted                         (20,484)         (16,454)          (11,264)         (84,900)

Investment income                                      977            2,065             1,303            5,243
---------------------------------------------------------------------------------------------------------------

Loss for the period                                (19,507)         (14,389)           (9,961)         (79,657)

Deficit, beginning of period                       (61,660)         (47,271)          (37,310)          (1,510)
---------------------------------------------------------------------------------------------------------------

Deficit, end of period                         $   (81,167)     $   (61,660)      $   (47,271)     $   (81,167)
---------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share               $    (0.40)      $    (0.32)       $    (0.24)
---------------------------------------------------------------------------------------------------------------
                                                                  ###